Media - North America,	Investor Relations
UK/ Western European Press,	Mr. Tony J. Giuliano
German/Central European Press	Chief Financial Officer
Mr. Michael Pilcher	SAND Technology Inc.
Chief Operating Officer	tony.giuliano@sand.com
SAND Technology Inc.	+1 514 906-4179
mike.pilcher@sand.com
+44 779 675 7671

SAND Technology Announces First Quarter Results for Fiscal Year 2011

Montreal, Canada - December 20, 2010: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a net loss for the three months ended October 31, 2010 of $34,735 on revenues of $1,968,779 compared to net income of $431,290 on revenues of $2,485,464 for the three months ended October 31, 2009.

The Company reported income from operations, before foreign exchange and interest, for the three months ended October 31, 2010 of $111,299 compared with income from operations, before foreign exchange and interest, for the three months ended October 31, 2009 of $517,352.

The Company raised additional financing from a significant shareholder and private investors during the three months ended October 31, 2010 in the approximate amount of $448,557, for which shares will be issued shortly. Cash flows used in Operating Activities for the three months ended October 31, 2010 amounted to $25,466 compared to cash flows used in Operating Activities for the three months ended October 31, 2009 of $211,993. All figures are in Canadian dollars.

“Our technology is at the forefront of the market and with the change of the sales and marketing teams, we are seeing the beginnings of change in our results. The hard work is beginning to pay off” stated Thomas M. O’Donnell, SAND’s President and Chief Executive Officer. “SAND’s products are market-leading with in-database analytics, Text Analytics, and pattern analysis. We have been turning SAND around and you are starting to see the green shoots in these results. I look forward to a change in SAND’s future.”

About SAND Technology

SAND Technology provides advanced analytics database software for analyzing large amounts of extreme data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND’s software drives solutions for CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

www.sand.com

Caution Concerning Forward Looking Statements

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward-looking information” under Canadian securities legislation (collectively, “forward-looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The unaudited Consolidated Financial Statements of the Company for three month periods ended October 31, 2010 and 2009 and the Notes thereto are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial reporting. These unaudited interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended July 31, 2010. There have been no new accounting policies that have been adopted effective August 1, 2010.

The following financial information is expressed in Canadian dollars and is derived from its Consolidated Financial Statements for the three month periods ended October 31, 2010 and 2009. The following financial information is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements for the three month periods ended October 31, 2010 and 2009. All figures are in Canadian dollars.

	Three months ended October 31,
Results of Operations	2010	2009

Revenue	$1,968,779	$2,485,464

Cost of sales and product support	326,184	307,120

Gross profit	1,642,595	2,178,344

Operating Expenses
Research and development costs, net	483,758	486,785
Amortization of capital Assets and other assets	12,933	14,528
Selling, general and administrative	1,034,605	1,159,679
	1,531,296	1,660,992

Income from operations before the undernoted items	111,299	517,352

Foreign exchange loss	55,574	(355)
Interest expense	90,460	86,417
	146,034	86,062

Net income (loss) and comprehensive income (loss)	$(34,735)	$431,290

Basic income (loss) per share	$(0.00)	$0.03
Diluted income (loss) per share	$(0.00)	$0.02

Basic weighted average number of common shares	15,889,620	14,318,189
Diluted weighted average number of common shares	15,889,620	19,372,550

	As at October 31,
Financial Position	2010	2009

Cash	$966,856	$303,531
Working Capital Deficiency	(967,606)	(448,496)
Total Assets	2,650,193	2,630,682
Total Liabilities	5,110,592	4,552,035
Shareholders' Deficiency	(2,460,399)	(1,921,353)

	Three Months Ended October 31,
Rates of Exchange	2010	2009

At period end - U.S. dollar	$1.0202	$1.0774
Average for the period - U.S. dollar	1.0313	1.0750

At period end - U.K. pound	1.6321	1.7753
Average for the period - U.K. pound	1.6183	1.7575

At period end - Euro	1.4155	1.5896
Average for the period - Euro	1.3702	1.5638